UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  OCTOBER 28, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Georgia Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         October 28, 2005

3.       PRESS RELEASE

         The press release was released on October 28, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         October 28, 2005.

                             CENTRASIA MINING CORP.
                      SUITE 300, 1055 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 2E9
                 TELEPHONE: (604) 688-4110 / FAX: (604) 688-4169
                    TSX VENTURE EXCHANGE: CTM / OTCBB: CTMHF
                         WEBSITE WWW.CENTRASIAMINING.COM

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NEWS RELEASE                                                    OCTOBER 28, 2005


                             CENTRASIA MINING CORP.
                           CLOSES SHORT FORM OFFERING
                         THROUGH CANACCORD CAPITAL CORP.

Centrasia Mining Corp. (the "Company") is pleased to announce that it has completed its Short Form Offering of Units through Canaccord Capital Corp. ("Canaccord") and has raised the maximum gross proceeds of $2,000,000, by the issuance of 3,076,923 Units at $0.65 per Unit. Each Unit consists of one share and one Warrant. Two Warrants will entitle the holder to acquire one additional share at a price of $0.78 on or before April 28, 2007. The Warrants are transferable and will be listed and posted for trading on the TSX Venture Exchange commencing Monday, October 31, 2005, under the ticker symbol "CTM.WT".

Canaccord has received a cash commission equal to 7.5% of the gross proceeds of the sale of Units ($150,000), and it has elected to take $129,061.40 of the fee by the issuance of 198,556 Units. In addition, it has received 100,000 Units as a corporate finance fee, and an agent's option entitling it to subscribe for 307,692 Units at $0.72 per Unit on or before April 28, 2005, and an administration fee of $7,500. All securities issued to Canaccord are subject to hold periods expiring on February 28, 2006.

The net  proceeds  received by the Company  will be used to fund  on-going  work
programs  on  the   Company's   Bulakashu   Property,   to  fund  new   property
investigations and acquisitions, and for general working capital purposes.


ON BEHALF OF THE BOARD


/s/ DOUGLAS TURNBULL
-------------------------------------
Douglas Turnbull,
President and Chief Executive Officer




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release